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                                   RESTATED

                           ARTICLES OF INCORPORATION

                                      OF

                               ZANY BRAINY, INC.


     1. The name of the corporation (hereinafter called the "Corporation") is Zany Brainy, Inc. This corporation is incorporated under the provisions of the Business Corporation Law of 1988 (the "BCL").

     2. The address of the Corporation's registered office in the Commonwealth of Pennsylvania is 308 East Lancaster Avenue, Wynnewood, PA 19096.

     3.A. Authorized Amount.
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          The aggregate number of shares, classes or series of shares and par value of shares which the Corporation shall have authority to issue:

          (i) One hundred million (100,000,000) shares of Common Stock, par value $.01 per share; and

          (ii) Five million (5,000,000) shares of Preferred Stock, par value $.01 per share.

       B. Authority of Board to Fix Terms of Preferred Stock.
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          The Board of Directors is hereby expressly authorized at any time and from time to time to provide for the issuance of all or any shares of the Preferred Stock in one or more classes or series of shares of Preferred Stock, with full, limited, multiple, fractional or no voting rights and such designations, preferences, limitations and special rights as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such class or series and to the fullest extent as may now or hereafter be permitted by the BCL, including, without limiting the generality of the foregoing, the authority to provide that any such class or series may be (i) subject to redemption at such time or times and at such price or prices; (ii) entitled to receive dividends (which may be cumulative or non-cumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes or any other series; (iii) entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the corporation; or
(iv)
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convertible into, or exchangeable for, shares of any other class or classes or series or series' of stock, or other securities or property, of the corporation at such price or prices or at such rates of exchange and with such adjustments, all as may be stated in such resolution or resolutions. Unless otherwise provided in such resolution or resolutions, shares of Preferred Stock of any class or series which shall be issued and thereafter acquired by the corporation through purchase, redemption, exchange, conversion or otherwise shall return to the status of authorized but unissued shares of Preferred Stock. The Board of Directors is also authorized to increase the number of shares of any class or series, subsequent to the issuance of that class or series, subject to the limitation on the total number of shares of Preferred Stock which the corporation has authority to issue hereunder, or decrease the number of shares of any class or series subsequent to the issuance of that class or series provided that such decrease is not below the number of shares of such class or series then outstanding.

     4. Sections 2541 through 2548 and Section 2551 through 2556 of the Pennsylvania Business Corporation Law of 1988, as may be amended, shall not be applicable to the Corporation.

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